Exhibit 99.3

Recon Technology, Ltd Reports Financial Results for the First Six Months of Fiscal Year 2025

BEIJING, March 31, 2025 /PRNewswire/ -- Recon Technology, Ltd (NASDAQ: RCON) (“Recon” or the “Company”), a China-based independent solutions integrator in the oilfield service and environmental protection, electric power and coal chemical industries, today announced its financial results for the first six months of fiscal year 2025.

First Six Months of Fiscal 2025 Financial Highlights:

-	Total revenue decreased to RMB42.1 million ($5.8 million) for the six months ended December 31, 2024, from RMB45.3 million ($6.2 million) for the same period in 2023.
-	Gross profit increased to RMB13.4 million ($1.8 million) for the six months ended December 31, 2024, from RMB12.1 million ($1.7 million) for the same period in 2023.
-	Gross margin increased to 31.7% for the six months ended December 31, 2024 from 26.7% for the same period in 2023.
-

Net loss was RMB20.7 million ($2.8 million) for the six months ended December 31, 2024, a decrease of RMB2.4 million ($0.3 million) from net loss of RMB23.1 million ($3.2 million) for the same period of 2023.

	For the Six Months Ended
	December 31,
(in RMB millions, except earnings per share; differences due to rounding)	2024		2023		Increase /(Decrease)		Percentage Change
Revenue	RMB	42.1	RMB	45.3	RMB	(3.2)	(7.0)%
Gross profit		13.4		12.1		1.3	10.3%
Gross margin		31.7%		26.7%		18.7%	—
Net loss		(20.7)		(23.1)		(2.4)	(10.3)%
Net loss per share – Basic and diluted		(2.29)		(8.27)		5.98	(72.3)%

Management Commentary

Mr. Shenping Yin, Founder and CEO of Recon, said, “For the six months ended December 31, 2024, our oilfield customers' production continued to increase, and demand for our automation and oilfield specialized equipment also increased, with corresponding revenue and gross profit both rising and improving. However, our revenue as a whole declined slightly due to fluctuations in demand from some of our new businesses and customers. We anticipate a steady rebound in our business and operating quality, particularly in our two core segments: digital solutions and oilfield environmental protection. As China's oil service companies are in a stage of development driven by customers' rising demand for stable production and supply and technology upgrades, we will continue to increase our investment in technology and continue to improve our long-term corporate competitiveness. In addition, our ongoing project to build a chemical recycling plant for low-value plastics made a significant breakthrough during the period. We have successfully obtained the necessary qualifications for the production and commencement of construction of the plant, which is scheduled to begin in April 2025 and enter the formal production phase in the second half of 2025.”

First Six Months Fiscal 2025 Financial Results:

Revenue

Total revenues for the six months ended December 31, 2024 were approximately RMB42.1 million ($5.8 million), a decrease of approximately RMB3.2 million ($0.4 million) or 7.0% from RMB45.3 million ($6.2 million) for the same period in 2023.

-

Revenue from automation product and software increased by RMB3.4 million ($0.5 million) or 19.2%. For the six months ended December 31, 2024, the increase in revenue from automation products and software is primarily due to the growing market demand for automated operations.

-

Revenue from equipment and accessories decreased by RMB2.2 million ($0.3 million) or 12.2%. For the six months ended December 31, 2024, revenues from the heating furnace category increased by RMB1.9 million compared to the same period in 2023, driven by our oilfield customers’ expanded production capacity. Revenues from equipment used in the offshore oilfield category decreased by RMB3.3 million, primarily due to reduced demand from our customers. We anticipate an overall increase in revenues from offshore customers in 2025.

-

Revenue from oilfield environmental protection decreased by RMB5.3 million ($0.7 million) or 66.2%, primarily due to the expiration of Gansu BHD's hazardous waste operation permit during the six-month period ending December 31, 2024. As a result, no revenue was recorded. The company is currently engaged in the active application process for the renewal of relevant qualifications. Besides, some customers request and we agreed to a lower price for a portion of our wastewater business in order to establish a long-term relationship, resulting in a decrease in revenue from that portion of the business.

-

Revenue from platform outsourcing services increased by RMB1.0 million ($0.1 million) or 53.7%. The increase was mainly due to the rise in transaction volumes of diesel users and the higher settlement rates with freight trading platforms clients.

Cost of revenue

Cost of revenues decreased from RMB33.2 million ($4.5 million) for the six months ended December 31, 2023 to RMB 28.7 million ($3.9 million) for the same period in 2024.

-

For the six months ended December 31, 2023 and 2024, cost of revenue from automation product and software was approximately RMB14.0 million and RMB12.4 million ($1.7 million), respectively, representing a decrease of approximately RMB1.6 million ($0.2 million) or 11.8%. The decrease in cost of revenue from automation product and software was primarily attributable to the proportion of operation and maintenance services, which have lower costs.

-

For the six months ended December 31, 2023 and 2024, cost of revenue from equipment and accessories was approximately RMB12.8 million and RMB11.2 million ($1.5 million), respectively, representing a decrease of approximately RMB1.6 million ($0.2 million) or 12.7%. The costs of the furnace business increased in this period due to the corresponding increase in revenue, whereas the costs of the offshore oilfield customers decreased in line with the decreased revenue, resulting in a reduced total cost of sales.

-

For the six months ended December 31,2023 and 2024, cost of revenue from oilfield environmental protection was approximately RMB6.0 million and RMB4.9 million ($0.7 million), respectively, representing a decrease of approximately RMB1.1 million ($0.2 million) or 19.4%. The decrease in the cost of revenue from oilfield environmental protection was in line with decrease in revenue.

-	For the six months ended December 31,2023 and 2024, cost of revenue from platform outsourcing services remained stable at RMB0.3 million ($0.05 million).

Gross profit

Gross profit increased to RMB13.4 million ($1.8 million) for the six months ended December 31,2024 from RMB12.1 million ($1.7 million) for the same period in 2023. Our gross profit as a percentage of revenue increased to 31.7% for the six months ended December 31, 2024 from 26.7% for the same period in 2023.

-

For the six months ended December 31, 2023 and 2024, our gross profit from automation product and software was approximately RMB3.5 million and RMB8.5 million ($1.2 million), respectively, representing an increase in gross profit of approximately RMB5.0 million ($0.7 million) or 143.2%. The increase in gross margin was primarily due to the elevated proportion of high-margin service businesses.

-

For the six months ended December 31, 2023 and 2024, gross profit from equipment and accessories was approximately RMB5.1 million and RMB4.5 million ($0.6 million), respectively, representing a decrease of approximately RMB0.6 million ($0.1 million) or 10.9%. The gross margin for equipment and accessories has remained relatively stable in this period.

-

For the six months ended December 31, 2023 and 2024, gross profit from oilfield environmental protection was approximately RMB2.0 million and negative RMB2.1 million (negative $0.3 million), respectively, representing a decrease of RMB4.1 million ($0.6 million), or 204.8%. The main reason for the decrease in gross margin is that one of our customers reduced the settlement price.

-

For the six months ended December 31, 2023 and 2024, gross profit from platform outsourcing services was approximately RMB1.5 million and RMB2.4 million ($0.3 million), respectively, representing an increase of approximately RMB0.9 million ($0.1 million), or 63.8%, primarily due to the increase in the settlement rate.

Operating expenses

Selling expenses increased by 13.9%, or RMB0.7 million ($0.1 million), from RMB4.6 million for the six months ended December 31, 2023 to RMB5.2 million ($0.6 million) in the same period of 2024.

General and administrative expenses increased by 9.1%, or RMB2.0 million ($0.3 million), from RMB22.0 million for the six months ended December 31, 2023 to RMB24.0 million ($3.3 million) in the same period of 2024.

The Company also recorded allowance for credit losses of RMB1.6 million for the six months ended December 31, 2023 as compared to allowance for credit losses of RMB0.9 million ($0.1 million) for the same period in 2024.

Research and development expenses increased by 50.3%, or RMB3.4 million ($0.5 million) from RMB6.8 million for the six months ended December 31, 2023 to RMB10.2 million ($1.4 million) for the same period of 2024.

Loss from operations

Loss from operations was RMB26.9 million ($3.7 million) for the six months ended December 31, 2024, compared to a loss of RMB22.8 million for the same period of 2023. This RMB4.1 million ($0.6 million) increase in operating losses was mainly driven by higher operating expenses, as previously discussed.

Change in fair value of warrant liability

The Company classified the warrants issued in connection with common share offering as liabilities at their fair value and adjusted the warrant instrument to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations. Loss in fair value changes of warrant liability was RMB1.9 million and RMB0.01 million ($0.001 million) for the six months ended December 31, 2023 and 2024, respectively. The primary reason for the decrease of loss in the fair value of the warrant liability was that on December 14, 2023, we redeemed an aggregate of 17,953,269 warrants (equivalent to 997,404 warrants post the 2024 Reverse Split) from the Sellers.

Interest income

Net interest income was RMB6.6 million ($0.9 million) for the six months ended December 31, 2024, compared to net interest income of RMB10.4 million for the same period of 2023. The RMB3.8 million ($0.5 million) decrease in net interest income was primarily due to the collection of loans to third parties and coupled with a reduction in interest rates for new loans.

Other income (expenses), net.

Other net expenses was RMB0.4 million ($0.1 million) for the six months ended December 31, 2024, compared to other net expenses of RMB8.6 million for the same period of 2023, the RMB8.2 million ($1.1 million) decrease in other net expenses was primarily due to a decrease of RMB0.1 million ($0.02 million) in subsidy income and a decrease in other expenses of RMB8.5 million ($1.2 million) which was partially offset by an increase loss from foreign currency of RMB0.2 million ($0.03 million). The decrease in other expenses, as we accrued RMB8.5 million ($1.2 million) estimated liability based on the potential for future significant transaction compensation in contracts to repurchase investor warrants during the six months ended December 31, 2023. For the six months ended December 31, 2024, we do not have this situation.

Net loss

As a result of the factors described above, net loss was RMB20.7 million ($2.8 million) for the six months ended December 31, 2024, a decrease of RMB2.4 million ($0.3 million) from net loss of RMB23.1 million for the same period of 2023.

Cash and short-term investment

As of June 30, 2024, we had cash in the amount of approximately RMB110.0 million ($15.1 million) and short-term investment in bank fixed income product of approximately RMB88.1 million ($12.1 million). As of December 31, 2024, we had cash in the amount of approximately RMB145.3 million ($19.9 million) and short-term investment in bank fixed income product of approximately nil.

About Recon Technology, Ltd (“RCON”)

Recon Technology, Ltd (NASDAQ: RCON) is the People’s Republic of China’s first NASDAQ-listed non-state owned oil and gas field service company. Recon supplies China’s largest oil exploration companies, Sinopec (NYSE: SNP) and The China National Petroleum Corporation (“CNPC”), with advanced automated technologies, efficient gathering and transportation equipment and reservoir stimulation measure for increasing petroleum extraction levels, reducing impurities and lowering production costs. Through the years, RCON has taken leading positions within several segmented markets of the oil and gas filed service industry. RCON also has developed stable long-term cooperation relationship with its major clients. For additional information please visit: http://www.recon.cn/.

Forward-Looking Statements

Recon includes “forward-looking statements” within the meaning of the federal securities laws throughout this press release. A reader can identify forward-looking statements because they are not limited to historical fact or they use words such as “scheduled,” “may,” “will,” “could,” “should,” “would,” “expect,” “believe,” “anticipate,” “project,” “plan,” “estimate,” “forecast,” “goal,” “objective,” “committed,” “intend,” “continue,” or “will likely result,” and similar expressions that concern Recon’s strategy, plans, intentions or beliefs about future occurrences or results. Forward-looking statements are subject to risks, uncertainties and other factors that may change at any time and may cause actual results to differ materially from those that Recon expected. Many of these statements are derived from Recon’s operating budgets and forecasts, which are based on many detailed assumptions that Recon believes are reasonable, or are based on various assumptions about certain plans, activities or events which we expect will or may occur in the future. However, it is very difficult to predict the effect of known factors, and Recon cannot anticipate all factors that could affect actual results that may be important to an investor. All forward-looking information should be evaluated in the context of these risks, uncertainties and other factors, including those factors disclosed under “Risk Factors” in Recon’s most recent Annual Report on Form 20-F and any subsequent half-year financial filings on Form 6-K filed with the Securities and Exchange Commission. All forward-looking statements are qualified in their entirety by the cautionary statements that Recon makes from time to time in its SEC filings and public communications. Recon cannot assure the reader that it will realize the results or developments Recon anticipates, or, even if substantially realized, that they will result in the consequences or affect Recon or its operations in the way Recon expects. Forward-looking statements speak only as of the date made. Recon undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances arising after the date on which they were made, except as otherwise required by law. As a result of these risks and uncertainties, readers are cautioned not to place undue reliance on any forward-looking statements included herein or that may be made elsewhere from time to time by, or on behalf of, Recon.

For more information, please contact:

The Company

Ms. Liu Jia

Chief Financial Officer

Recon Technology, Ltd

Phone: +86 (10) 8494-5799

Email: info@recon.cn

RECON TECHNOLOGY, LTD

CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS

(UNAUDITED)

	As of June 30,	As of December 31,	As of December 31,
	2024	2024	2024
	RMB	RMB	US Dollars
ASSETS
Current assets
Cash	¥109,991,674	¥145,284,391	$19,903,880
Restricted cash	848,936	8,123	1,113
Short-term investments	88,091,794	—	—
Notes receivable	1,341,820	3,206,733	439,321
Accounts receivable, net	38,631,762	40,366,074	5,530,129
Inventories, net	1,128,912	1,541,020	211,119
Other receivables, net	3,352,052	3,934,865	539,074
Other receivables - related parties	275,976	279,976	38,357
Loans to third parties	208,928,370	231,952,064	31,777,302
Purchase advances, net	5,156,550	9,485,972	1,299,573
Contract costs, net	48,335,817	41,628,922	5,703,139
Prepaid expenses	401,586	696,877	95,471
Deferred offering cost	—	810,082	110,981
Total current assets	506,485,249	479,195,099	65,649,459

Property and equipment, net	22,137,940	20,859,877	2,857,791
Construction in progress	219,132	1,144,095	156,740
Long-term loan to third parties	—	18,500,000	2,534,490
Operating lease right-of-use assets, net (including ¥1,769,840 and ¥1,269,146 ($173,872) from related parties as of June 30, 2024 and December 31, 2024, respectively)	23,547,193	22,014,961	3,016,037
Total Assets	¥552,389,514	¥541,714,032	$74,214,517

LIABILITIES AND EQUITY

Current liabilities
Short-term bank loans	¥12,425,959	¥11,582,636	$1,586,815
Accounts payable	10,187,518	14,100,871	1,931,811
Other payables	2,769,685	1,559,371	213,633
Other payable- related parties	2,299,069	1,787,315	244,861
Contract liabilities	1,820,481	4,098,136	561,442
Accrued payroll and employees’ welfare	3,237,164	3,416,373	468,041
Taxes payable	993,365	1,685,496	230,912
Short-term borrowings - related parties	10,002,875	10,018,208	1,372,489
Operating lease liabilities - current (including ¥1,775,114 and ¥1,832,236 ($251,015) from related parties as of June 30, 2024 and December 31, 2024, respectively)	3,741,247	3,891,976	533,198
Total Current Liabilities	47,477,363	52,140,382	7,143,202

Operating lease liabilities - non-current (including ¥335,976 and ¥119,411 ($16,359) from related parties as of June 30, 2024 and December 31, 2024, respectively)	3,971,285	2,781,196	381,022
Long-term borrowings - related party	10,000,000	10,000,000	1,369,994
Warrant liability - non-current	6,969	17,504	2,398
Total Liabilities	¥61,455,617	¥64,939,082	$8,896,616

Commitments and Contingencies

Shareholders’ Equity
Class A Ordinary Shares, $0.0001 US dollar par value, 500,000,000 shares authorized; 7,987,959 shares and 7,987,959 shares issued and outstanding as of June 30, 2024 and December 31, 2024, respectively	99,634	99,634	13,650
Class B Ordinary Shares, $0.0001 US dollar par value, 80,000,000 shares authorized; 7,100,000 shares and 20,000,000 shares issued and outstanding as of June 30, 2024 and December 31, 2024, respectively	4,693	14,038	1,923
Additional paid-in capital	681,476,717	686,830,523	94,095,396
Statutory reserve	4,148,929	4,148,929	568,401
Accumulated deficit	(220,312,085)	(240,900,414)	(33,003,221)
Accumulated other comprehensive income	37,136,649	38,344,150	5,253,127
Total Recon Technology, Ltd’ equity	502,554,537	488,536,860	66,929,276
Non-controlling interests	(11,620,640)	(11,761,910)	(1,611,375)
Total shareholders’ equity	490,933,897	476,774,950	65,317,901
Total Liabilities and Shareholders’ Equity	¥552,389,514	¥541,714,032	$74,214,517

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

RECON TECHNOLOGY, LTD

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

	For the six months ended
	December 31,
	2023	2024	2024
	RMB	RMB	USD

Revenue	45,256,672	42,069,270	5,763,466
Cost of revenue	33,150,930	28,714,468	3,933,866
Gross profit	12,105,742	13,354,802	1,829,600

Selling and distribution expenses	4,547,115	5,177,944	709,375
General and administrative expenses	22,042,042	24,038,744	3,293,294
Allowance for credit losses	1,553,364	870,714	119,287
Research and development expenses	6,765,287	10,167,182	1,392,898
Operating expenses	34,907,808	40,254,584	5,514,854

Loss from operations	(22,802,066)	(26,899,782)	(3,685,254)

Other income (expenses)
Subsidy income	131,428	21,045	2,883
Interest income	12,060,640	7,136,259	977,663
Interest expense	(1,683,289)	(580,977)	(79,594)
Loss in fair value changes of warrants liability	(1,941,195)	(10,327)	(1,415)
Foreign exchange transaction loss	(76,040)	(313,263)	(42,917)
Other expenses	(8,701,288)	(80,945)	(11,088)
Other income, net	(209,744)	6,171,792	845,532
Loss before income tax	(23,011,810)	(20,727,990)	(2,839,722)
Income tax expenses	96,041	1,609	220
Net loss	(23,107,851)	(20,729,599)	(2,839,942)

Less: Net loss attributable to non-controlling interests	(553,829)	(141,270)	(19,354)
Net loss attributable to Recon Technology, Ltd	¥(22,554,022)	¥(20,588,329)	$(2,820,588)

Comprehensive income (loss)
Net loss	(23,107,851)	(20,729,599)	(2,839,942)
Foreign currency translation adjustment	(4,609,399)	1,207,501	165,427
Comprehensive loss	(27,717,250)	(19,522,098)	(2,674,515)
Less: Comprehensive loss attributable to non- controlling interests	(553,829)	(141,270)	(19,354)
Comprehensive loss attributable to Recon Technology, Ltd	¥(27,163,421)	¥(19,380,828)	$(2,655,161)

Loss per share - basic and diluted	¥(8.27)	¥(2.29)	$(0.31)

Weighted - average shares -basic and diluted	2,728,056	8,978,328	8,978,328

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

RECON TECHNOLOGY, LTD

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the six months ended December 31,
	2023	2024	2024
	RMB	RMB	US Dollars
Cash flows from operating activities:
Net loss	¥(23,107,851)	¥(20,729,599)	$(2,839,942)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,426,971	1,724,066	236,196
Loss from disposal of equipment	32,252	9,607	1,316
Gain in fair value changes of warrants liability	10,461,075	10,327	1,415
Allowance for credit losses	1,553,364	870,714	119,287
Allowance for slow moving inventories	(350,637)	(523,228)	(71,682)
Amortization of right-of-use assets	570,959	1,532,232	209,915
Restricted shares issued for management and employees	2,866,560	5,353,151	733,376
Restricted shares issued for services	1,070,143	—	—
Accrued interest income from loans to third parties	(4,415,298)	(6,779,697)	(928,815)
Accrued interest income from short-term investment	(2,352,250)	—	—
Changes in operating assets and liabilities:
Notes receivable	(8,790,327)	(1,864,913)	(255,492)
Accounts receivable	(4,412,034)	(3,348,819)	(458,786)
Inventories	4,863,435	(718,490)	(98,433)
Other receivables	5,465,227	(358,057)	(49,051)
Other receivables-related parties	—	(4,000)	(548)
Purchase advances	558,040	81,256	11,132
Contract costs	10,442,916	8,057,774	1,103,911
Prepaid expense	54,734	(295,291)	(40,455)
Operating lease liabilities	(2,027,067)	(1,039,360)	(142,392)
Accounts payable	1,271,140	3,913,353	536,127
Other payables	(4,103,150)	(1,194,817)	(163,689)
Other payables-related parties	(383,378)	(511,754)	(70,110)
Contract liabilities	2,140,385	2,277,655	312,037
Accrued payroll and employees’ welfare	17,399	179,209	24,552
Taxes payable	537,591	691,901	94,790
Net cash used in operating activities	(6,609,801)	(12,666,780)	(1,735,341)

Cash flows from investing activities:
Purchases of property and equipment	(216,082)	(455,380)	(62,387)
Proceeds from disposal of equipment	20,000	—	—
Purchase of land use right	(15,000,251)	—	—
Collection of loans to third parties	44,613,948	2,904,352	397,895
Payments made for loans to third parties	(16,600,000)	(36,897,900)	(5,054,992)
Payments and prepayments for construction in progress	—	(5,337,873)	(731,286)
Payments for short-term investments	(131,598,400)	—	—
Redemption of short-term investments	180,338,865	88,892,092	12,178,167
Net cash generated by investing activities	61,558,080	49,105,291	6,727,397

Cash flows from financing activities:
Repayments of short-term bank loans	(123,000)	(843,487)	(115,557)
Proceeds from short-term borrowings-related parties	10,000,000	—	—
Repayments of short-term borrowings-related parties	(10,018,222)	—	—
Deferred offering costs	—	(810,082)	(110,981)
Redemption of warrants	(31,866,604)	—	—
Capital contribution by controlling shareholders	—	10,000	1,370
Net cash used in financing activities	(32,007,826)	(1,643,569)	(225,168)

Effect of exchange rate fluctuation on cash and restricted cash	(5,945,117)	(343,038)	(46,996)

Net increase in cash and restricted cash	16,995,336	34,451,904	4,719,892
Cash and restricted cash at beginning of period	104,857,345	110,840,610	15,185,101
Cash and restricted cash at end of period	¥121,852,681	¥145,292,514	$19,904,993

Supplemental cash flow information
Cash paid during the period for interest	¥468,440	¥518,086	$133,730
Cash paid during the period for taxes	¥16,505	¥1,363,403	$294,729

Reconciliation of cash and restricted cash, beginning of period
Cash	¥104,125,800	¥109,991,674	$15,068,797
Restricted cash	731,545	848,936	116,304
Cash and restricted cash, beginning of period	¥104,857,345	¥110,840,610	$15,185,101

Reconciliation of cash and restricted cash, end of period
Cash	¥121,848,777	¥145,284,391	$19,903,880
Restricted cash	3,904	8,123	1,113
Cash and restricted cash, end of period	¥121,852,681	¥145,292,514	$19,904,993

Non-cash investing and financing activities
Right-of-use assets obtained in exchange for operating lease obligations	¥298,783	¥—	$—

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.